

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

D. Andrew Edwards
Chief Financial Officer
TREDEGAR CORP
1100 Boulders Parkway
Richmond, VA 23225

> Re: **TREDEGAR CORP**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 11, 2022**
> **File No. 001-10258**

Dear Mr. Edwards:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

1.   We note your prolific use of non-GAAP measures in your discussion of your results of operations with little to no discussion of your GAAP measures of profitability, such as Net Income. We also note that elsewhere in your document you discuss the impact of events on EBITDA, such as the customer product transition in your surface protection business, without disclosing the actual and expected impact on Net Income. In future filings beginning with your next quarterly report, please revise to also include discussions of the most directly comparable GAAP measures with equal or greater prominence. Refer to the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, including Question 102.10, for guidance.

Financial Statements
Note 12 - Income Taxes, page 67

2.   We note significant changes in the amount of deferred tax assets you have recognized at December 31, 2021 relating to pensions and NOL and credit carryforwards. Please tell us, and disclose in future filings, the drivers behind the significant changes in the components of your deferred tax assets.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723 or Martin James at (202) 551-3671 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing